FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 20, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 20, 2004

The information contained in this report is incorporated by reference into Registration Statement No. 333-111779 and No. 333-112948.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: August 20, 2004	By: /s/ Bruno Nieuwland

Name: Bruno Nieuwland
Title: Chief Financial Controller

By: /s/ Marc Beuls

Name: Marc Beuls
Title: President and Chief Executive Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE August 20, 2004

MILLICOM LAUNCHES GSM SERVICES IN CENTRAL AMERICA

New York, Stockholm, London and Luxembourg — August 20, 2004 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), today announces that its operations in Guatemala, El Salvador and Honduras have launched GSM services in the 850 MHz frequency, under the brand name of Tigo.

The service will cover 92% of the population of El Salvador and 75% of the populations of Guatemala and Honduras. Customers will benefit from service enhancements including innovative wireless internet browser (WIB) services through the Tigo Menu. Comcel in Guatemala and Telemovil in El Salvador will continue to operate their TDMA cellular services alongside the GSM offering and, in Honduras, Celtel will continue to operate its CDMA service.

Marc Beuls, President and CEO of Millicom International Cellular commented: “Central America is our largest cluster in terms of revenue and we expect the launch of GSM services to create added momentum in terms of both customer intake and revenue growth. We are committed to providing our customers with the most advanced technology, the best services and the widest regional coverage at the lowest tariffs, which will enable us to grow our market share.”

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group’s cellular operations have a combined population under license of approximately 387 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations

Visit our web site at: www.millicom.com